July 24, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Division of Corporation Finance, Office of Mergers and Acquisitions

Mail Stop 3628

Attention: Alexandra M. Ledbetter, Attorney-Advisor

Re:	Donegal Group Inc. (“Donegal”)

Schedule TO-T/A filed by Gregory Mark Shepard

Filed July 19, 2013

File No. 005-39100

Dear Ms. Ledbetter,

Our client, Gregory M. Shepard (“Mr. Shepard” or “Offeror” or the “Filing Person”), who is the filing person with respect to the above-referenced matter, acknowledges receipt of your additional comment letter dated July 23, 2013 (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Mr. Shepard, and we provide the following response on his behalf. Capitalized terms used herein and not separately defined have the meanings assigned to them in the Offer to Purchase for the above-referenced matter (the “Offer to Purchase”). Our responses are numbered to correspond to your comments, which are reproduced below in italics.

Offer to Purchase

Source and Amount of Funds, page 17

1.	We note that in amending and restating this section, the bidder has deleted the following disclosure which appeared in previous amendments:

•	“No part of the Class A Shares or Class B Shares currently held by Offeror is pledged as collateral for any loan, and Offeror has no agreement to do so.” (Amendment No. 4 filed on April 22, 2013) We note that the statement in Amendment No. 9 that “Offeror does not have a margin or other borrowing arrangement in place” refers to his Class A Shares, but not his Class B Shares.
•	“In addition, Offeror currently has no agreement to pledge any Class B Shares acquired pursuant to this Offer as collateral for any loan.” (Amendment No. 4 filed on April 22, 2013)
•	“Offeror has no plan or agreement to sell any of his Class A Shares or Class B Shares in the foreseeable future, other than as a result of a merger of the Company with another insurance company, with respect to which Offeror has no specific plan or agreement.” (Amendment No. 4 filed on April 22, 2013)

Securities and Exchange Commission

July 24, 2013

•	“Offeror has no liabilities that are due and payable prior to the Expiration Date, other than immaterial liabilities for which Offeror has set aside sufficient funds to pay when due.” (Amendment No. 8 filed on June 13, 2013)
•	“Offeror’s illiquid assets consist primarily of farmland and residences, and a relatively small proportion of Offeror’s illiquid assets consists of personal property.” (Amendment No. 8 filed on June 13, 2013)

Please tell us, with a view toward revised disclosure, why this information has been deleted. If there have been no material changes with respect to this information that was previously disclosed, please restate the section in its entirety, including the information described above.

Amendment No. 10 to Mr. Shepard’s Schedule TO, which has been filed on the date of this letter, restates Section 10 – “Source and Amount of Funds” in its entirety.

2.	In addition, we note that the disclosure of the bidder’s net worth and illiquid-asset holdings is now “as of March 15, 2013.” Please confirm that there have been no material changes with respect to the information that was previously disclosed.

Mr. Shepard confirms that there have been no material changes since March 15, 2013, with respect to his net worth and illiquid-asset holdings.

3.	We note the following statement in the correspondence dated July 19, 2013, in response to comment 3 in our letter dated June 17, 2013: “Furthermore, Mr. Shepard acknowledges that he is legally required to comply...with Rule 14d-4(d)(1) by promptly disseminating any such material change to security holders in a manner reasonably designed to inform them of such material change, in which event he would be prohibited from withdrawing his Offer for five business days following such dissemination, in accordance with the position of the SEC Staff set forth in footnote 70 of Release No. 34-23421 (July 11, 1986).” (emphasis added) We note that the underlined portion of that statement is inaccurate for the following reason. If during that time period an event triggers a listed offer condition, the bidder should inform security holders how he intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition can be determined only upon expiration. Refer to comment 10 in our letter dated April 2, 2013. The bidder may terminate the offer, even if he has just extended the offer for an unrelated material change. However, if he decides to waive the condition in lieu of terminating the offer, or if none of the conditions are triggered, then the bidder should hold the offer open for a minimum of five business days, according to the aforementioned Commission guidance. Please confirm the bidder’s understanding of these points in your response letter.

Mr. Shepard confirms his understanding of the points in your Comment No. 3.

* * *

Securities and Exchange Commission

July 24, 2013

Please contact the undersigned with any further comments or questions that you may have.

Sincerely,

/s/ J. Victor Peterson

J. Victor Peterson

LATHROP & GAGE LLP